As filed with the Securities and Exchange Commission on July 20, 1999
                                                    Registration No. 333-60809
===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM S-3

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                       REGISTRATION STATEMENT ON FORM S-4
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                          UNISOURCE ENERGY CORPORATION

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             ARIZONA                             86-0786732

    (State or other jurisdiction of        (I.R.S. Employer Identification No.)
    incorporation or organization)


                              220 WEST SIXTH STREET
                             TUCSON, ARIZONA, 85701
                                 (520) 571-4000

               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

         Dennis R. Nelson, Esq.                John T. Hood, Esq.
      UniSource Energy Corporation          J. Anthony Terrell, Esq.
          220 West Sixth Street             Thelen Reid & Priest LLP
         Tucson, Arizona, 85701               40 West 57th Street
             (520) 571-4000                 New York, New York 10019
                                                 (212) 603-2000

        (Names and addresses, including zip codes, and telephone numbers, including area codes, of agents for service)

                             ----------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  Subject to completion, dated __________, 1999



PROSPECTUS
----------

                                                   UNISOURCE ENERGY CORPORATION
                                                          220 WEST SIXTH STREET
                                                         TUCSON, ARIZONA  85701
                                                                 (520) 571-4000

                        1,492,411 SHARES OF COMMON STOCK,
                       NO PAR VALUE, UPON THE EXERCISE OF
                            WARRANTS EXPIRING IN 2000

         By this prospectus, UniSource Energy Corporation offers up to 1,492,411 shares of its Common Stock to holders of its Warrants.

         Each Warrant entitles its holder to purchase one share of common stock at a purchase price of $16.00 through and including December 15, 2000.

          THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. POTENTIAL INVESTORS SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The common stock is listed on the New York Stock Exchange and the Pacific Exchange under the ticker symbol UNS.

                 The date of this prospectus is __________, 1999

                                TABLE OF CONTENTS

                                                                         PAGE

        UNISOURCE ENERGY.................................................  7

        USE OF PROCEEDS..................................................  8

        DESCRIPTION OF THE WARRANTS......................................  8

        DESCRIPTION OF CAPITAL STOCK..................................... 14

        EXPERTS.......................................................... 17

                        WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

     UniSource Energy Corporation ("UniSource Energy") files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy this information at the SEC's Public Reference Room and at the Regional Offices of the SEC:

    Public Reference Room    New York Regional Office   Chicago Regional Office
     450 Fifth Street, N.W.    7 World Trade Center         Citicorp Center
         Room 1024                Suite 1300           500 West Madison Street
Washington, D. C. 20549     New York, New York                Suite 1400
                                10048             Chicago, Illinois 60661-2551

         You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain further information on the operation of the SEC's Public Reference Room in Washington, D. C. by calling the SEC at 1-800-SEC-0330.



         The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, such as UniSource Energy, who file electronically with the SEC. The address of that site is http://www.sec.gov.
-------------------


      UniSource Energy's Common Stock is listed on the New York Stock Exchange and on the Pacific Exchange (ticker symbol: UNS) and reports, proxy statements and other information concerning UniSource Energy can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 or Pacific Exchange, Inc. 301 Pine Street, San Francisco, California 94104. In addition, reports, proxy statements and other information concerning UniSource Energy can be inspected at its offices at 220 West Sixth Street, Tucson, Arizona 85701. You may obtain more information by contacting the UniSource Energy Internet world wide web site (http://www.unisourceenergy.com).

      This prospectus is part of a registration statement that we filed with the SEC. You may obtain the full registration statement from the SEC or UniSource Energy, as indicated below.

INCORPORATION BY REFERENCE

      The rules of the SEC allow us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. The prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about UniSource Energy.

          () Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 10-K")

          () Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as amended by Form 10-Q/A, dated May 24, 1999 (the "First Quarter 10-Q")

          () Current Reports on Form 8-K dated, respectively, January 8, 1999, February 16, 1999, March 16, 1999, June 18, 1999 and
                   June 25, 1999.

      We are also incorporating by reference additional documents that UniSource Energy files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this prospectus and all documents that UniSource Energy files with the SEC pursuant to the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement.

      UniSource Energy will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

                          UniSource Energy Corporation
                              220 West Sixth Street
                              Tucson, Arizona 85701
                       Attention: Records and Library Services
                            Telephone: (520) 884-3781

      The information contained at the Internet site of UniSource Energy is not incorporated in this prospectus by reference and you should not consider it a part of this prospectus.

                                  RISK FACTORS


      UniSource Energy is presenting the following discussion solely to furnish limited introductory information regarding selected risks and uncertainties facing UniSource Energy. This discussion does not contain all the information you should consider. You should read the entire prospectus, before making any investment decision.


      The financial condition and results of operations of Tucson Electric Power Company ("TEP") are currently the principal factors affecting the financial condition and results of operations of UniSource Energy on an annual basis since TEP currently accounts for substantially all of UniSource Energy's assets, revenues and net income.


ELECTRIC UTILITY DEREGULATION RULES ISSUED BY THE ARIZONA CORPORATION COMMISSION WILL SUBJECT TEP, FOR THE FIRST TIME, TO COMPETITION FOR ENERGY SALES TO RETAIL CUSTOMERS. IF TEP IS UNABLE TO COMPETE EFFECTIVELY FOR RETAIL BUSINESS OR FULLY RECOVER STRANDED COSTS, TEP'S AND UNISOURCE ENERGY'S OPERATING RESULTS AND FINANCIAL CONDITION MAY BE MATERIALLY ADVERSELY AFFECTED.


      We cannot predict the impact of retail competition on our future operating results or financial condition. Some of the possible impacts include:


         ()  loss of customers and revenues to competing energy providers; and
         ()  possible sale of generation assets.


In December 1998 the Arizona Corporation Commission (ACC) approved an order to put into effect rules to govern retail electric competition beginning January 1, 1999. However, in January 1999 the ACC voted to delay the start date of these rules and then amended the rules in April 1999. On June 9, 1999, TEP filed a Settlement Agreement with the ACC related to the implementation of retail electric competition. Competition could begin as early as the fourth quarter of 1999. See the June 18 8-K for information regarding the details of the proposed Settlement Agreement. There can be no assurance that the Settlement Agreement filed with the ACC will be accepted as filed nor can we predict the timing of the ACC's action on the Settlement Agreement.


WE CANNOT PREDICT WHAT THE ACTUAL AMOUNT OF OUR STRANDED COSTS WILL BE OR WHETHER WE WILL BE ABLE TO RECOVER 100% OF THE STRANDED COSTS.


         One of the major issues arising from electric utility deregulation is the method of quantifying and recovering stranded costs. Stranded costs are the difference between the value of generation assets (generating plants, purchased power contracts, and related regulatory assets) under traditional regulation and the market value of the assets in a competitive environment. As described in our 1998 10-K and First Quarter 10-Q, TEP filed a proposed plan of divestiture and stranded cost recovery with the ACC in August 1998. In this plan, TEP proposed to divest all of its generating assets and estimated that its stranded costs may range from $600 million to $1.1 billion. The April 1999 amendments to the rules provide for certain additional options for stranded cost recovery. On June 9, 1999, TEP filed a Settlement Agreement with the ACC related to the implementation of retail electric competition. This Settlement Agreement includes provisions to allow TEP the opportunity to recover 100% of its stranded costs and would require TEP to transfer most of its generating assets to a separate subsidiary. There can be no assurances that the Settlement Agreement filed with the ACC will be accepted as filed or that key assumptions and related events will be realized. See the June 18 8-K for additional information on the proposed stranded cost recovery methodology and the estimated impact on TEP's financial results.

OUR HIGH DEBT LEVERAGE MIGHT LIMIT OUR ACCESS TO CAPITAL MARKETS.

         Our capital structure is highly leveraged. Although TEP was able to refinance and extend the maturities of certain debt obligations at favorable rates and terms in 1997 and 1998, you should not assume that TEP will continue to have such favorable access to the capital markets. See ITEM 7. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION - "Overview" and ITEM 8. - Financial Statements and Supplementary Data in the 1998 10-K and Item 1 - Financial Statements and ITEM 2. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION - "Overview" in the First Quarter 10-Q.


ASSET DIVESTITURE, TAX LAW CHANGES OR INDUSTRY OR SYSTEM OPERATION CHANGES COULD MAKE IT NECESSARY FOR US TO REDEEM TAX-EXEMPT BONDS.


         A substantial portion of TEP's utility plant assets have been financed with the proceeds from the issuance of tax-exempt bonds (approximately $580 million at the date of this prospectus). The interest on these bonds is excluded from bondholders' gross income for federal income tax purposes. The following could make it necessary to redeem or defease these bonds:

         ()   asset divestiture;
         ()   tax law changes;
         ()   industry or system operation changes.


See ITEM 7. -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- "Liquidity and Capital Resources, Investing and Financing Activities, TEP - Regulated Electric Utility, Tax Exempt Local Furnishing Bonds," in the 1998 10-K.


WE MAY EXPERIENCE FURTHER LOSSES FROM UNREGULATED ENERGY BUSINESSES


         Our investments in the unregulated energy businesses owned by Millennium Energy Holdings, Inc. (Millennium) comprise approximately 3% of the consolidated total assets of UniSource Energy. Millennium recorded a net loss of $8.1 million for the year ended December 31, 1998 and a net loss of $2.8 million for the quarter ended March 31, 1999 related to these investments. These results are included in the Other Income (Deductions) section on UniSource Energy's income statement. The net loss in the first quarter of 1999 was primarily due to losses on foreign currency transactions at Nations Energy Corporation, a subsidiary of Millennium. Net losses from our equity investment in New Energy Ventures, Inc. (NEV) were the primary contributors to net losses at Millennium in 1998. The NEV losses in 1998 resulted from

         ()   narrow margins on energy sales;
         ()   gross margin that does not yet support administrative costs, including start-up costs associated with expansion into additional regions of the country; and
         ()   recognition of one-time losses from adverse sales commitments resulting from contracts made prior to the start of operations.

In June 1999, Millennium's subsidiary, MEH Corporation, entered into an agreement to sell its 50% ownership interest in NEV to AES Corporation. See the June 25 8-K for additional information on this transaction. If this transaction is completed as expected, UniSource Energy will recognize no further losses from, and require no further investments in NEV. Unisource Energy would realize a gain on the sale. However, there can be no assurance that this transaction will be completed as planned. In addition, other energy related businesses held by Millennium are in the developmental and start-up stages, have limited operating histories and, to date, have had limited profitability. Consequently, there can be no assurance that UniSource Energy will not experience additional losses from the activities of its other unregulated energy businesses in future periods.


OUR ABILITY TO PAY DIVIDENDS IS UNCERTAIN AND DEPENDS UPON CASH FLOW FROM OUR SUBSIDIARIES, TEP AND MILLENNIUM. TEP COMPRISES SUBSTANTIALLY ALL OF OUR ASSETS. TEP IS SUBJECT TO CONSTRAINTS WHICH LIMIT ITS ABILITY TO PAY DIVIDENDS TO UNISOURCE ENERGY.


         In December 1998, TEP declared and paid a dividend of $30 million on its common stock. Prior to such dividend, no dividend on TEP's common stock has been declared or paid by TEP since 1989.


         TEP's credit agreement allows TEP to pay dividends if it maintains compliance with the agreement and meets certain financial covenants, including a covenant that requires TEP to maintain a minimum level of net worth. As of March 31, 1999, the required minimum net worth was $183 million. As of March 31, 1999, TEP was in compliance with the terms of the Credit Agreement.


         Pursuant to an ACC order, until such time as TEP's equity ratio equals 37.5% of total capital (excluding capital lease obligations), TEP may not pay dividends to us in excess of 75% of TEP's earnings. As of March 31, 1999, TEP's equity ratio, as so calculated, was 16%.

         In addition to these restrictive covenants, the Federal Power Act states that dividends shall not be paid out of funds properly included in the capital account. Although the terms of the Federal Power Act are unclear, TEP believes that there is a reasonable basis to pay dividends from current year earnings.

                                UNISOURCE ENERGY


         UniSource Energy was incorporated under the laws of the State of Arizona on March 8, 1995. UniSource Energy is a holding company which owns all of the outstanding common stock of TEP and Millennium Energy Holdings, Inc. (Millennium). On January 1, 1998, TEP and UniSource Energy completed a statutory share exchange, pursuant to which the outstanding common stock of TEP was exchanged, on a share-for-share basis, for shares of UniSource Energy common stock, no par value. Following the share exchange, TEP transferred the stock of its subsidiary, MEH Corporation (MEH), to UniSource Energy in exchange for a promissory note in the approximate amount of $95 million. MEH subsequently changed its name to Millennium Energy Holdings, Inc. on November 20, 1998. UniSource Energy's stock is traded on the New York and Pacific Stock Exchanges under the ticker symbol UNS.


         TEP is the principal subsidiary of UniSource Energy and accounts for substantially all of its assets, revenues and net income. TEP is an operating public utility engaged in delivering energy services to retail customers primarily in the Tucson, Arizona metropolitan area and to wholesale customers throughout the Western United States. As a public utility, TEP falls under the jurisdiction of the Arizona Corporation Commission which has the authority to approve rates and certain other corporate actions.

         TEP provides electric power to approximately 325,000 retail customers. In 1998, TEP generated more than 10,000 gigawatt hours and sold more than 7,600 gigawatt hours of energy to retail customers and 4,500 gigawatt hours to other customers at wholesale. TEP owns or leases 1,896 MW of generating capacity located in Arizona and New Mexico. TEP also has transmission and distribution assets to transmit electricity from TEP's remote generating facilities to the Tucson area for use by TEP's retail customers and to provide interconnections to neighboring utilities. Operating revenues from energy sales and transmission and distribution services exceeded $768 million in 1998.

         Millennium owns all of the outstanding common stock of the following subsidiaries:

             () Nations Energy Corporation (Nations Energy), which is active in the developmentof independent power projects worldwide,

             () MEH Corporation (MEH), which holds a 50% interest in New Energy Ventures Inc. (NEV), a buyer's agent active in procuring electric energy, performing energy services, engaging in power marketing and other energy related activities,

             () Advanced Energy Technologies, Inc. (AET), which holds a 50% interest in Global Solar Energy, L.L.C. (Global Solar), a manufacturer of thin-film photovoltaic cells, and

             () Southwest Energy Solutions, Inc. (SES), a provider of ancillary energy services to electric consumers. SES owns all of the outstanding common stock of SWPP Investment Company
                   (SWPP) and SWPP International, Ltd. (SWPPI), which hold ownership interests in businesses engaged in the manufacture and sale of concrete power poles.


                                 USE OF PROCEEDS

         To the extent that shares of common stock are purchased from UniSource Energy pursuant to the exercise of the Warrants, UniSource Energy will receive all of the proceeds from such sales and intends to use the proceeds for general corporate purposes.


                           DESCRIPTION OF THE WARRANTS


         The statements contained herein concerning the Warrants and the Warrant Agreement, dated as of October 26, 1998 (the "Warrant Agreement"), by and between UniSource Energy Corporation and The Bank of New York, as warrant agent (the "Warrant Agent"), do not purport to be complete and are qualified in their entirety by reference to the Warrant Agreement.

GENERAL

         The Warrants were issued under and are entitled to all the rights and benefits of, and subject to the limitations under, the Warrant Agreement. There are 1,492,411 issued and outstanding warrants.

TERMS OF THE WARRANTS


     Exercise and Expiration. Subject to adjustments in certain circumstances, each Warrant gives the registered holder of such Warrant (the "Registered Warrant Holder") the right to purchase one share of UniSource Energy Common Stock at an initial price of $16.00 per share (the "Exercise Price") at any time prior to 5:00 p.m. on December 15, 2000.


         Registration and Transfer of the Warrants. Warrant certificates may be exchanged for other Warrant certificates representing an equal aggregate number of Warrants of like tenor and the transfer of Warrant certificates may be registered, in whole or in part, at the offices of the Warrant Agent.


         Redemption. The Warrants are not subject to mandatory redemption by UniSource Energy, except that the Registered Warrant Holders have the option to require UniSource Energy to redeem the Warrants in the case of a merger, consolidation or sale, transfer or lease of all or substantially all the assets of UniSource Energy, as described below.


         Method of Exercise. The Warrants are exercisable by surrendering to the Warrant Agent at its principal office a Warrant certificate signed by the Registered Warrant Holder or his duly authorized agent indicating such Registered Warrant Holder's election to exercise all or a portion of the Warrants evidenced by that certificate. Surrendered Warrant certificates have to be accompanied by the amount of the aggregate Exercise Price. Payment of such amount has to be made in lawful money of the United States in cash or by certified or official bank check. UniSource Energy has reserved for issuance a number of shares of Common Stock sufficient to provide for exercise of the rights of purchase represented by the Warrants. When delivered, those shares of Common Stock will be duly and validly authorized and issued, fully paid and nonassessable, and will be free and clear of all liens, encumbrances, equities and claims, and no preemptive rights or rights of first refusal will exist with respect to the shares.


         Adjustment of Exercise Price and Number of Shares of Common Stock. The number and kind of shares purchasable upon the exercise of Warrants and the Exercise Price are subject to adjustment from time to time as follows:


             (a) Changes in Common Stock. In the event UniSource Energy shall
(i) issue any shares of Common Stock as a stock dividend to the holders of Common Stock, (ii) subdivide or combine the outstanding shares Common Stock into a greater or lesser number of shares or (iii) issue any shares of its capital stock in a reclassification or reorganization of the Common Stock (any such issuance, subdivision, combination, reclassification or reorganization being herein called a "Change of Shares"), then (A) in the case of (i) or (ii) above the number of shares of Common Stock that may be purchased upon the exercise of each Warrant shall be adjusted to the number of shares of Common Stock of UniSource Energy that the Registered Warrant Holder would have owned or have been entitled to receive after the happening of such event had such Warrant been exercised immediately prior to the record date (or, if there is no record date, the effective date) for such event, and the Exercise Price shall be adjusted to the price (calculated to the nearest 1,000th of one cent) determined by multiplying the Exercise Price immediately prior to such event by a fraction the numerator of which shall be the number of shares of Common Stock purchasable with one Warrant immediately prior to such event and the denominator of which shall be the number of shares of Common Stock purchasable with one Warrant after the adjustment referred to above and (B) in the case of (iii) above, paragraph
(h) below shall apply.

             (b) Common Stock Distribution. In the event UniSource Energy shall issue, sell or otherwise distribute any shares of Common Stock (other than (x) pursuant to Change of Shares or (y) upon the exercise of any Option, Convertible Security (each as defined in paragraph (c) below) or Warrant) (any such event, including any event described in paragraphs (c) and (d) below, being herein called a "Common Stock Distribution"), for a consideration per share less than the current market price per share of Common Stock (as defined in paragraph (f) below) on the date of such Common Stock Distribution, then, effective upon such Common Stock Distribution, the Exercise Price shall be reduced to the price determined by multiplying the Exercise Price in effect immediately prior to such Common Stock Distribution by a fraction, the numerator of which shall be the sum of (i) the number of shares of Common Stock outstanding (exclusive of any treasury shares) immediately prior to such Common Stock Distribution multiplied by the current market price per share of Common Stock on the date of such Common Stock Distribution, plus (ii) the consideration, if any, received by UniSource Energy upon such Common Stock Distribution, and the denominator of which shall be the product of (A) the total number of shares of Common Stock outstanding (exclusive of any treasury shares) immediately after such Common Stock Distribution multiplied by (B) the current market price per share of Common Stock on the date of such Common Stock Distribution.


        If any Common Stock Distribution shall require an adjustment to the Exercise Price, then, effective at the time such adjustment is made, the number of shares of Common Stock purchasable upon the exercise of each Warrant shall be increased to a number determined by multiplying the number of such shares so purchasable immediately prior to such Common Stock Distribution by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price in effect immediately after such adjustment.


             The provisions described in this paragraph (b), including by operation of the provisions described in paragraph (c) or (d) below, shall not operate to increase the Exercise Price or reduce the number of shares of Common Stock purchasable upon the exercise of any Warrant.


             (c) Issuance of Options. In the event UniSource Energy shall issue, sell, distribute or otherwise grant in any manner (including by assumption) any rights to subscribe for or to purchase, or any warrants or options for the purchase of, Common Stock or any stock or securities convertible into or exchangeable for Common Stock (any such rights, warrants or options being herein called "Options" and any such convertible or exchangeable stock or securities being herein called "Convertible Securities"), and the price per share at which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities shall be less than the current market price per share of Common Stock on the date of the issuance, sale, distribution or granting of such Options then, for purposes of the provisions described in paragraph (b) above, the total maximum number of shares of Common Stock issuable upon the exercise of all such Options or upon the conversion or exchange of the total maximum amount of the Convertible Securities issuable upon the exercise of all such Options shall be deemed to have been issued as of the date of the issuance, sale, distribution or granting of such Options and thereafter shall be deemed to be outstanding and UniSource Energy shall be deemed to have received as consideration the price per share therefor. Except in certain limited circumstances, no additional adjustment of the Exercise Price shall be made upon the actual exercise of such Options or conversion or exchange of the Convertible Securities issuable upon the exercise of such Options.


             (d) Issuance of Convertible Securities. In the event UniSource Energy shall issue, sell or otherwise distribute (including by assumption) any Convertible Securities (other than upon the exercise of any Option), and the price per share at which Common Stock is issuable upon the conversion or exchange of such

Convertible Securities shall be less than the current market price per share of Common Stock on the date of such issuance, sale or distribution, then, for purposes of the provisions described in paragraph (b) above, the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities shall be deemed to have been issued as of the date of the issuance, sale or distribution of such Convertible Securities and thereafter shall be deemed to be outstanding and UniSource Energy shall be deemed to have received as consideration the price per share therefor. Except in certain limited circumstances, no additional adjustment of the Exercise Price shall be made upon the actual conversion or exchange of such Convertible Securities.


             (e) Dividends and Distributions. In the event UniSource Energy shall distribute to the holders of Common Stock any dividend or other distribution of cash, evidences of its indebtedness, other securities or other properties or assets (in each case other than (i) dividends payable in Common Stock, Options or Convertible Securities and (ii) any cash dividend that, when added to all other cash dividends paid in the one year prior to the declaration date of such dividend (excluding any such other dividend included in a previous adjustment of the Exercise Price pursuant to the provisions described in this paragraph (e)), does not exceed 10% of the current market price per share of Common Stock on such declaration date), or any options, warrants or other rights to subscribe for or purchase any of the foregoing, then (A) the Exercise Price shall be decreased to a price determined by multiplying the Exercise Price then in effect by a fraction, the numerator of which shall be the current market price per share of Common Stock on the record date for such distribution less the sum of (X) the cash portion, if any, of such distribution per share of Common Stock outstanding (exclusive of any treasury shares) on the record date for such distribution plus (Y) the then fair market value (as determined in good faith by the Board of Directors of UnISource Energy) per share of Common Stock outstanding (exclusive of any treasury shares) on the record date for such distribution of that portion, if any, of such distribution consisting of evidences of indebtedness, other securities, properties, assets, options, warrants or subscription or purchase rights, and the denominator of which shall be such current market price per share of Common Stock and (B) the number of shares of Common Stock purchasable upon the exercise of each Warrant shall be increased to a number determined by multiplying the number of shares of Common Stock so purchasable immediately prior to the record date for such distribution by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to the adjustment required by the provisions described in clause (A) of this sentence and the denominator of which shall be the Exercise Price in effect immediately after such adjustment.


             (f) Current Market Price. For the purpose of any computation described in paragraphs (b), (c), (d) and (e) above, the current market price per share of Common Stock at any date shall be the average of the daily closing prices for the shorter of (i) the 20 consecutive trading days ending on the last full trading day on the exchange or market specified in the second succeeding sentence prior to the Time of Determination and (ii) the period commencing on the date next succeeding the first public announcement of the issuance, sale, distribution or granting in question through such last full trading day prior to the Time of Determination. The term "Time of Determination" shall mean the time and date of the earlier to occur of (A) the date as of which the current market price is to be computed and (B) the last full trading day on such exchange or market before the commencement of "ex-dividend" trading in the Common Stock relating to the event giving rise to the adjustment required by the provisions described in paragraph (b), (c), (d) or (e). The closing price for any day shall be the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the closing bid and asked prices regular way for such day, in each case (1) on the principal national securities exchange on which the shares of Common Stock are listed or to which such shares are admitted to trading or (2) if the Common Stock is not listed or admitted to trading on a national securities exchange, in the over-the-counter market as reported by NASDAQ or any comparable system or (3) if the Common Stock is not listed on NASDAQ or a comparable system, as furnished by two members of the NASD selected from time to time in good faith by the Board of Directors of UniSource Energy for that purpose. In the absence of all of the foregoing, or if for any other reason the current market price per share cannot be determined pursuant to the foregoing provisions described in this paragraph
(f), the current market price per share shall be the fair market value thereof as determined in good faith by the Board of Directors of UniSource Energy.


             (g) Deferral of Certain Adjustments. No adjustment to the Exercise Price (including the related adjustment to the number of shares of Common Stock purchasable upon the exercise of each Warrant) shall be required unless such adjustment, together with other adjustments carried forward as provided below, would result in an increase or decrease of at least one percent of the purchase price; provided, however, that any adjustments which by reason of the provisions described in this paragraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment. No adjustment need be made for a change in the par value of the Common Stock.


             (h) Other Adjustments. In the event that at any time, as a result of an adjustment made pursuant to the anti-dilution provisions of the Warrant Agreement, the Registered Warrant Holders shall become entitled to receive any securities of UniSource Energy other than shares of Common Stock, thereafter the number of such other securities so receivable upon exercise of the Warrants and the Exercise Price applicable to such exercise shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares of Common Stock contained in the Warrant Agreement.


             (i) Excluded Transactions. Notwithstanding any provision in this section to the contrary, no adjustment shall be made as described above in respect of (A) the granting of any Options or the issuance of any shares of Common Stock that may be registered on Form S-8 or any successor form under the Securities Act of 1933, as amended, to any officers, directors or employees of, or any consultants or advisors to, UniSource Energy or any of its affiliates, or
(ii) the issuance of Common Stock pursuant to any dividend reinvestment or direct stock purchase plan which provides that the price of the Common Stock purchased for plan participants from UniSource Energy will be the average of the high and low sales prices of the Common Stock on the consolidated tape on the investment date or, if no trading in the Common Stock occurs on such date, the next preceding date on which trading occurred; provided, however, that clause
                                               ------------------
(A) of this paragraph (i) shall not apply to any such grant or issuance, if, after giving effect thereto, the aggregate amount of Common Stock issued in all transactions covered by clause (A) of this paragraph (i) (assuming the exercise of all then outstanding Options granted in such transactions) would exceed 5% of the number of shares of Common Stock then outstanding (after giving effect to the exercise of all then outstanding Options so granted but before giving effect to any other exercise of Options or Convertible Securities).


         Preservation of Purchase Rights upon Merger, Consolidation, etc.; Mandatory Redemption of Warrants. (a) In case of any consolidation or merger of UniSource Energy with or into another person or in case of any sale, transfer or lease to another person of all or substantially all the property of UniSource Energy, UniSource Energy and such successor or purchasing person, as the case may be, shall agree in writing (and such consolidation, merger, sale, transfer or lease shall not be consummated without such agreement) that each Registered Warrant Holder shall have the right thereafter upon payment of the Exercise Price in effect immediately prior to such action to purchase upon exercise of a Warrant the kind and amount of securities, cash and other property that it would have owned or have been entitled to receive after the happening of such consolidation, merger, sale, transfer or lease had such Warrant been exercised immediately prior to such action (provided that if the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale, transfer or lease is not the same for each share of Common Stock, then for the purposes of the provisions described in this paragraph (a) the kind and amount of securities, cash and other property receivable upon exercise of the Warrants immediately after such consolidation, merger, sale, transfer or lease shall be the kind and amount so receivable per share by the holders of a majority of the outstanding shares of Common Stock).


             (b) Each Registered Warrant Holder shall have the option to require UniSource Energy (or its successor) to redeem all or any part of such Registered Warrant Holder's Warrants upon the consummation of any consolidation or merger of UniSource Energy with or into another person or any sale, transfer or lease to another person of all or substantially all the property of UniSource Energy. A Registered Warrant Holder may exercise such option by giving to the Warrant Agent, within 10 business days after such Registered Warrant Holder's receipt of the notice given by UniSource Energy in respect of the consolidation, merger, sale, transfer or lease in question (or, if such notice is not timely given by UniSource Energy, at any time prior to such consummation), a written notice (a "Notice of Exercise") specifying (i) that such option is being exercised by such Registered Warrant Holder and (ii) the number of Warrants as to which such option is being exercised.


         From and after the giving of any Notice of Exercise, each Warrant covered thereby shall represent the right of the Registered Warrant Holder thereof to receive from UniSource Energy (or its successor), in immediately available funds on the date on which the consolidation, merger, sale, transfer or lease in question is consummated, an amount equal to the current market price of such Warrant. For purposes of this paragraph (b), the current market price of each Warrant shall equal the average of the daily closing prices of the Warrants for the 20 consecutive trading days ending on the last full trading day on the exchange or market identified pursuant to the next succeeding sentence prior to the first public announcement of the consolidation, merger, sale, lease or transfer in question. The closing price of the Warrants for any day shall be determined in the same manner as the closing price of the Common Stock is determined under the anti-dilution provisions of the Warrant Agreement (described above). If for any reason the daily closing price of the Warrants during such 20-trading day period cannot be determined as provided in such sentence, current market price of each Warrant shall equal the average fair market value for the 20 consecutive business days preceding such first public announcement, as determined by two members of the NASD selected in good faith by the Board of Directors of UniSource Energy.


         The nonexercise of the foregoing option with respect to any Warrant in connection with any consolidation, merger, sale, lease or transfer shall not preclude the exercise of such option with respect to such Warrant in connection with any subsequent consolidation, merger, sale, lease or transfer. In the case of any consolidation or merger in which UniSource Energy is not the surviving entity or in the case of any sale, lease or transfer, UniSource Energy shall cause its successor to agree in writing (and such consolidation, merger, sale, lease or transfer shall not be consummated without such agreement) that it shall be responsible for the performance of UniSource Energy's obligations described above.


         Miscellaneous. Registered Warrant Holders will not be entitled, by virtue of being holders, to receive dividends or to consent or to receive notice as shareholders in respect of any meeting of shareholders for the election of directors of UniSource Energy or any other matter, or to vote at any such meeting, or to exercise any rights whatsoever as shareholders.

WARRANT AGENT

         The Bank of New York serves as the Warrant Agent under the Warrant Agreement.

                             DESCRIPTION OF CAPITAL STOCK

         GENERAL

         The authorized capital stock of UniSource Energy presently consists of 76,000,000 shares, consisting of 75,000,000 shares of Common Stock without par value, and 1,000,000 shares of preferred stock without par value ("Preferred Stock"). As of May 7, 1999, there were 32,303,281 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.


         The following is a summary of certain rights and privileges of the holders of UniSource Energy's stock. This summary does not purport to be complete. The following information is qualified in its entirety by reference to UniSource Energy's Restated Articles of Incorporation and shareholder rights plan and to the laws of the State of Arizona.

         COMMON STOCK

         Dividend Rights. UniSource Energy may pay dividends on shares of Common Stock out of any funds legally available for payment, when and as declared by UniSource Energy's Board of Directors. Payment of dividends may be subject to certain limitations specified with respect to the Preferred Stock, or any series of Preferred Stock.


         Liquidation Rights. In the event of any dissolution or other winding up of UniSource Energy, whether voluntary or involuntary, the assets of UniSource Energy available for payment and distribution to shareholders shall be distributed ratably in accordance with their holdings to the holders of shares of the Common Stock. Those distributions may be subject to certain limitations specified with respect to the Preferred Stock, or any series of Preferred Stock.


         Voting Rights. All voting power is vested in the holders of the Common Stock, except as otherwise specified with respect to the Preferred Stock, or any series of Preferred Stock. With respect to the election of directors and each other matter coming before any meeting of shareholders, each holder of the Common Stock shall be entitled to one (1) vote for each share of such stock outstanding in the name of that holder on the books of UniSource Energy.

         Miscellaneous. The Common Stock has no preemptive or conversion rights or redemption or sinking fund provisions and the outstanding Common Stock is fully paid and non-assessable.

         PREFERRED STOCK

         The Board of Directors of UniSource Energy has authority to divide the Preferred Stock into series and to determine the designation, preferences, and voting powers of the shares of each series so established and the restrictions and qualifications thereof, all to the extent and in the manner provided by law.

         PREFERRED SHARE PURCHASE RIGHTS


         General

         On March 5, 1999, UniSource Energy Corporation ("UniSource Energy") adopted shareholder rights plan. Under that plan, UniSource Energy will grant one preferred share purchase right ("Right") on each outstanding share of Common Stock to holders of Common Stock outstanding on April 1, 1999 or issued thereafter. The description and terms of the Rights are set forth in the Rights Agreement, dated as of March 5, 1999 (the "Rights Agreement"), between UniSource Energy and The Bank of New York, as Right Agent. The following statements are qualified in their entirety reference to the Rights Agreement.

         Each Right will entitle the registered holder, subject to regulatory approvals and other specified conditions, to purchase one ten-thousandth of a share of Preferred Stock, Series X, without par value, of UniSource Energy (the "Series X Preferred Stock"), at a purchase price of $50.00 (the "Purchase Price").

         Distribution of Rights

         UniSource Energy has distributed one Right to shareholders of UniSource Energy for each share of Common Stock owned of record by them at the close of business on April 1, 1999. Until the earliest of

            () such time as any person or group acquires 15% or more of the outstanding shares of Common Stock,

            ()    March 31, 2009 or

            ()    the redemption of the Rights,

UniSource Energy will issue one Right with each share of Common Stock that is issued after April 1, 1999 so that all shares of Common Stock will have attached Rights. UniSource Energy has initially authorized and reserved 10,000 shares of Preferred Stock for issuance upon exercise of the Rights.

         Exercise

         The Rights will be exercisable only if a person or group:

            () acquires 15% or more of the outstanding shares of Common Stock or

            () commences a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock.

         Until that time the Rights will be evidenced by and will trade with the shares of Common Stock. The Rights will expire on March 31, 2009 unless UniSource Energy first redeems or exchanges them, in each case as described below.

         The purchase of stock pursuant to the Rights may be subject to regulatory approval and other specified conditions. Under no circumstance will the person or group that acquired 15% of the Common Stock be entitled to exercise Rights.

         "Flip-in"

         If any person or group acquires 15% or more of the outstanding shares of Common Stock, each Right will entitle its holder to purchase that number of shares of Common Stock or, at the option of UniSource Energy, Preferred Stock which has a market value at that time of twice the Purchase Price.

         "Flip-over"

         In addition, in the event that any person or group has acquired 15% or more of the outstanding shares of Common Stock and UniSource Energy


            ()    consolidates or merges with or into, or

            ()    sells 50% or more of its assets or earning power to,

any person or group, each Right would instead entitle its holder to purchase the acquiring company's common shares having a market value of twice the Purchase Price.

         Exchange

         If a person or group acquires more than 15% but less than 50% of the outstanding shares of Common Stock, UniSource Energy may exchange each outstanding Right for one share of Common Stock or cash, securities or other assets having a value equal to the market value of one share of Common Stock. That exchange may be subject to regulatory approval.

         Redemption

         UniSource Energy may redeem the Rights, at a redemption price of $0.001 per Right, at any time until any person or group has acquired 15% or more of the outstanding shares of Common Stock.

         Certain Adjustments

         The Purchase Price, the amount and type of securities covered by each Right and the number of Rights outstanding will be adjusted to prevent dilution

            () in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock,

            () if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock or equivalent preferred shares at less than the current market price of the Preferred Stock, or

            () upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustments in the Purchase Price will be made until cumulative adjustments amount to a least 1% of the Purchase Price. UniSource Energy will not issue fractional shares of Series X Preferred Stock other than in integral multiples of one ten-thousandth of a share. Instead, UniSource Energy will make an adjustment in cash based on the market price of the Series X Preferred Stock on the last trading date prior to the date of exercise.

         Amendment

         UniSource Energy may amend the Rights Agreement in any respect until any person or group has acquired 15% or more of the outstanding shares of Common Stock. Thereafter, UniSource Energy may amend the Rights Agreement in any manner which will not adversely affect the holders of the Rights in any material respect.

                                     EXPERTS

         The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         With respect to the unaudited consolidated financial information of UniSource Energy and TEP for the three-month periods ended March 31, 1999 and 1998, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 24, 1999 related to UniSource Energy, and May 17, 1999 related to TEP, incorporated by reference herein, state that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited consolidated financial information because those reports are not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

         The consolidated financial statements as of December 31, 1997 and for each of the two years in the period then ended, incorporated in this prospectus by reference from the 1998 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included in the 1998 10-K which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 16. EXHIBITS


         Reference is made to the Exhibit Index on page II-5 hereof.

ITEM 17. UNDERTAKINGS.

         (a) The undersigned registrant hereby undertakes:

             (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                    (ii) To reflect in the prospectus any facts or events
                         arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change on the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                    (iii) To include any material information with respect to
                         the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in the registration statement.

             (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

             (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, State of Arizona on July 20, 1999.


                               UNISOURCE ENERGY CORPORATION

                               By: /s/ Ira R. Adler
                                   ---------------------------
                                   IRA R. ADLER
                                   Executive Vice President
                                   Principal Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Date:    July 20, 1999                    *James S. Pignatelli
                                          -------------------------------------
                                          James S. Pignatelli
                                          Chairman of the Board, President and
                                          Principal Executive Officer

Date:    July 20, 1999                    /s/ Ira R. Adler
                                          -------------------------------------
                                          Ira R. Adler
                                          Executive Vice President,
                                          Principal Financial Officer and
                                          Director

Date:    July 20, 1999                    *Karen G. Kissinger
                                          -------------------------------------
                                          Karen G. Kissinger
                                          Principal Accounting Officer

Date:    ______, 1999                     -------------------------------------
                                          Elizabeth T. Bilby
                                          Director

Date:    July 20, 1999                     *Larry W. Bickle
                                           -------------------------------------
                                           Larry W. Bickle
                                           Director

Date:    July 20, 1999                     *Harold W. Burlingame
                                           -------------------------------------
                                           Harold W. Burlingame
                                           Director

Date:    July 20, 1999                     *Jose L. Canchola
                                           -------------------------------------
                                           Jose L. Canchola
                                           Director

Date:    July 20, 1999                     *John L. Carter
                                           -------------------------------------
                                           John L. Carter
                                           Director

Date:     _______, 1999                   -------------------------------------
                                          Daniel W.L. Fessler
                                          Director

Date:     July 20, 1999                   *John A. Jeter
                                          -------------------------------------
                                            John A. Jeter
                                            Director

Date:     July 20, 1999                    *R. B. O'Rielly
                                           -------------------------------------
                                            R. B. O'Rielly
                                            Director


Date:     July 20, 1999                    *Martha R. Seger
                                           -------------------------------------
                                            Martha R. Seger
                                            Director

Date:     July 20, 1999                    *H. Wilson Sundt
                                           -------------------------------------
                                            H. Wilson Sundt
                                            Director

                                          By:/s/ Ira R. Adler
                                             ---------------------------------
                                             IRA R. ADLER, as
                                             Attorney-in-fact for each
                                             of the persons indicated by an
                                             asterisk

                                  EXHIBIT INDEX

Exhibit No.                    Description of Exhibit
-----------                    ----------------------

15(b)         --  Letter of PricewaterhouseCoopers LLP regarding unaudited interim financial information.

23(b)         --  The Consent of Deloitte & Touche LLP.

23(c)         --  The Consent of PricewaterhouseCoopers LLP.